UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Del Frisco’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

245077102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 245077102	13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS LSF5 Wagon Holdings, LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,994,667
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,994,667
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,994,667
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.6%[1]
12.	TYPE OF REPORTING PERSON OO

[1]

Based upon 23,794,667 shares of common stock, par value $0.001 per share (“Common Stock”), of Del Frisco’s Restaurant Group, Inc. (the “Issuer”), outstanding as of October 15, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 4, 2012, filed with the Securities and Exchange Commission on October 16, 2012.

CUSIP No. 245077102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS John P. Grayken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,994,667
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,994,667
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,994,667
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.6%[2]
12.	TYPE OF REPORTING PERSON IN

[2]

Based upon 23,794,667 shares of Common Stock outstanding as of October 15, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 4, 2012, filed with the Securities and Exchange Commission on October 16, 2012.

CUSIP No. 245077102	13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Del Frisco’s Restaurant Group, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

930 S. Kimball Avenue, Suite 100, Southlake, Texas 76092.

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) LSF5 Wagon Holdings, LLC (“Wagon”)

(2) John P. Grayken

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Wagon is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(2) The principal business address of Mr. John P. Grayken is 50 Welbeck Street, London W1G 9XW, England.

Item 2(c).	Citizenship:

(1) Wagon is a Delaware limited liability company.

(2) Mr. John P. Grayken is an Irish citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

245077102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 245077102	13G	Page 4 of 7 Pages

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

The 17,994,667 shares of Common Stock reported on this Schedule 13G are held directly by Wagon. Mr. John P. Grayken controls and is the sole shareholder of Lone Star Management Co. V, Ltd., a Bermuda exempted limited company (“Management”), which controls and is the general partner of Lone Star Partners V, L.P., a Bermuda limited partnership (“Partners”), which controls and is the general partner of Lone Star Fund V (U.S.) L.P., a Delaware limited partnership (“Fund”), which controls LSF5 COI Holdings, LLC, a Delaware limited liability company (“COI”), which is the sole owner of Wagon. For purposes of this Schedule 13G, the “Lone Star Entities” collectively refer to Wagon, COI, Fund, Partners and Management.

Mr. John P. Grayken, who in various capacities related to the Lone Star Entities, including as sole shareholder of Management, may be deemed to share beneficial ownership of the Common Stock of the Issuer owned by Wagon.

(a)	Amount beneficially owned:

Wagon is the beneficial owner of 17,994,667 shares of Common Stock; and

Mr. John P. Grayken is the beneficial owners of 17,994,667 shares of Common Stock.

(b)	Percent of class:[3]

Wagon is the beneficial owner of 75.6% of the outstanding shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 75.6% of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Wagon has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Wagon has the shared power to vote or to direct the vote over 17,994,667 shares of Common Stock; and

Mr. John P. Grayken has the shared power to vote or to direct the vote over 17,994,667 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Wagon has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

[3]

Based upon 23,794,667 shares of Common Stock outstanding as of October 15, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 4, 2012, filed with the Securities and Exchange Commission on October 16, 2012.

CUSIP No. 245077102	13G	Page 5 of 7 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Wagon has the shared power to dispose or to direct the disposition of 17,994,667 shares of Common Stock; and

Mr. John P. Grayken has the shared power to dispose or to direct the disposition of 17,994,667 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends in respect of, or the proceeds from the sale of, the 17,994,667 shares of Common Stock held of record by Wagon is governed by the operating agreement of Wagon.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 245077102	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LSF5 WAGON HOLDINGS, LLC

By:	/s/ Kyle Volluz	January 29, 2013
Name:	Kyle Volluz
Title:	Vice President

JOHN P. GRAYKEN

By:	/s/ Michael D. Thomson	January 29, 2013
Name:	Michael D. Thomson
Title:	Attorney-in-Fact for John P. Grayken

CUSIP No. 245077102	13G	Page 7 of 7 Pages

Exhibit No.	Description

24.1	Power-of-Attorney grated by John P. Grayken in favor of Michael D. Thomson, dated July 23, 2012.

99.1	Joint Filing Agreement, dated January 29, 2013.